Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Sierra Space Signs In-Space Manufacturing Agreement

Redwire Agreement Explores Untapped Opportunities for

In-Space Manufacturing & Production Marketplace

LOUISVILLE, Colo., May 19, 2021 – Sierra Space, the new commercial space subsidiary of global aerospace and national security leader Sierra Nevada Corporation (SNC), today announced the signing of a joint agreement with Redwire aimed at leveraging Sierra Space capabilities for a range of in-space services and manufacturing. The memorandum of understanding (“MOU”) in the emerging In-Space Manufacturing (ISM) industry is among new commercial agreements for Sierra Space across multiple industries – including space-enabled manufacturing, biopharma research, on-orbit satellite servicing assembly and manufacturing, and microgravity research. SNC announced earlier this month the transition of its space business to Sierra Space, a new commercial space company.

By moving manufacturing and production into a microgravity environment, ISM offers efficiencies and capabilities not possible with terrestrial-based manufacturing methods. New Sierra Space partnerships hint at the exciting commercial potential of ISM, which can be leveraged to transform industries both on Earth and in space.

“The market demand for a ‘space-as-a-service’ business model, offering space transportation, destinations and infrastructure, is truly exciting. We provide the versatility and affordability that allow ISM companies to scale operations in the new space economy,” said Eren Ozmen, President and owner of SNC. “The Sierra Space LIFE™ habitat provides an integrated, flexible and expandable workspace for the many industries – including manufacturing – that can benefit from zero gravity.”

ISM companies can utilize a LIFE habitat module, which at 27-feet in diameter is equivalent to three-stories of workspace in space, to host their research, development and manufacturing operations. Alternatively, they can dock their own modules to a multi-habitat configuration of a Sierra Space commercial space station and utilize only its services, such as power, communications, environmental control and transportation.

“The companies and countries that master microgravity R&D and manufacturing will be the economic leaders of tomorrow,” said Mike Gold, who, last month, left his position at NASA as Associate Administrator for Policy and Partnerships to join Redwire as the company’s Executive Vice President of Civil Space Business Development and External Affairs. “By utilizing expandable habitat technology Sierra Space is offering a robust capability that will bolster and accelerate the substantial technological benefits of in-space manufacturing that Redwire Space is leading.”

Sierra Space recently announced plans for the first free-flying commercial space station in low-Earth orbit that includes multiple LIFE habitats and docking ports for Dream Chaser® spaceplanes and other visiting vehicles and modules. The space station is modular, flexible and provides a large environment for living and working and open to industries like pharmaceuticals, space tourism and agriculture.

For more information, visit www.sncorp.com.

About Sierra Space Sierra

Space is a new independent commercial space company, created from the space capabilities of Sierra Nevada Corporation (SNC). Leveraging breakthrough technologies including the Dream Chaser® spaceplane and expandable LIFE™ habitat, Sierra Space builds and delivers the future of space transportation, destinations and infrastructure for LEO commercialization. Its turnkey, space-as-a-service solutions are modular, scalable and reusable, opening space to new participants globally. With 30+ years of proven spaceflight heritage, Sierra Space has provided more than 4,000 systems, subsystems and components to customers worldwide, and participated in more than 500 missions to space, including to Mars. Sierra Space is a subsidiary of global aerospace and national security leader Sierra Nevada Corporation.

About Sierra Nevada Corporation (SNC)

Owned by Chairwoman and President Eren Ozmen and CEO Fatih Ozmen, SNC is a trusted leader in engineering answers to the world’s toughest challenges, through customer-focused technologies and best-of-breed integrations in aerospace and defense and national security space. For nearly 60 years, SNC technology has delivered state-of-the-art civil, military and commercial solutions. SNC has received numerous awards and distinctions innovation, customer satisfaction and leadership including being named a US Best Managed Company for two consecutive years. In spring 2021, SNC announced the transition of its Space Systems business area to an independent commercial space company, Sierra Space.

About Redwire

Redwire is a new leader in mission critical space solutions and high reliability components for the next generation space economy. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. On March 25, 2021, Redwire announced its intention to go public via a merger with Genesis Park Acquisition Corp (GNPK). For more information, please visit www.redwirespace.com.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.